UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Excal Enterprises, Inc.
              ----------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $.001 Per Share
              ----------------------------------------------------
                         (Title of Class of Securities)


                                  300902 10 3
              ----------------------------------------------------
                                 (CUSIP Number)


                             Judith D. Fryer, Esq.
              Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel
                        153 East 53rd Street, 35th Floor
                            New York, New York 10022
                                 (212) 801-9200
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 1, 1997
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

                                                              Page 2 of 11 Pages


CUSIP No.
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      National Income Realty Trust
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |X|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      California, USA
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             600,000
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        600,000
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      600,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             |_|
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      14.9%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      OO
--------------------------------------------------------------------------------

                                                              Page 3 of 11 Pages


CUSIP No.
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      William S. Friedman
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |X|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      PF
--------------------------------------------------------------------------------
5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             600,000
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        600,000
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      600,000
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             |_|
--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      14.9%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

                                                              Page 4 of 11 Pages


Item 1.  Security and Issuer.

     (a) Title and Class of Security: This statement relates to the shares of common stock, par value $.001 per share, of Excal Enterprises, Inc. ("Excal"), a Delaware corporation (the "Common Stock").

     (b)  Issuer: EXCAL ENTERPRISES, INC.
                        100 N. Tampa Street
                        Suite 3575
                        Tampa, Florida  33602

Item 2. Identity and Background.

            I.    National Income Realty Trust

            2(a)    Name:  National Income Realty Trust (the "Trust")

            2(b)    State or Place of Organization:  California

            2(c)(i) Principal Business: The Trust is a California business trust that has elected to be treated as a Real Estate Investment Trust under the Internal Revenue Code of 1986. The Trust's business is investing in real estate through direct acquisitions and partnerships and, to a lesser extent, financing real estate and real estate related activities through mortgage loans.

           2(c)(ii) Address of Principal Business: 280 Park Avenue, East
                    Building, 20th Floor, New York, New York 10017

          2(c)(iii) Address of Principal Office: 280 Park Avenue, East Building,
                    20th Floor, New York, New York 10017

            2(d) Criminal Convictions: The Trust has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            2(e) Violations of Federal or State Securities Laws: The Trust was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                                                              Page 5 of 11 Pages


            Mrs. Lucy N. Friedman, the wife of William S. Friedman, may be deemed to own approximately 1,141,738 shares or 32.4% of the 3,523,070 shares of beneficial interest of the Trust outstanding as of March 14, 1997. Mrs. Friedman owns 731,266 of such shares in her name and the remaining 410,472 shares are owned by various members of the Friedman family, including Mr. Friedman, and various entities of which Mrs. Friedman may be deemed a control person. Mrs. Friedman disclaims beneficial ownership of 31,865 of such shares. By virtue of her beneficial ownership of 32.4% of the Trust's shares, Mrs. Friedman may be deemed a "person controlling" the Trust, and is therefore required to file the following information. Mrs. Friedman disclaims membership in any "group" with respect to the ownership of the securities of Excal.

            2(a)    Name:  Lucy N. Friedman

            2(b) Business address: 280 Park Avenue, East Building, 20th Floor, New York, New York 10017

            2(c)(i) Present Principal Employment: Executive Director, Victim
                    Services

           2(c)(ii) Principal Business and Address of Mrs. Friedman: Victim
                    Services, 2 Lafayette Street, New York, New York, a not-for-profit organization

            2(d) Criminal Convictions: Mrs. Friedman has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            2(e) Violations of Federal or State Securities Laws: Mrs. Friedman was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            2(f)    Mrs. Friedman is a citizen of the USA.

      Items 3-6 of Schedule 13D are not applicable to Mrs. Friedman

                                                              Page 6 of 11 Pages


            II.     William S. Friedman

            2(a)    Name:  William S. Friedman

            2(b) Business Address: 280 Park Avenue, East Building, 20th Floor, New York, New York 10017

            2(c)(i) Present Principal Employment: (a) President, Chief Executive
                    Officer and Trustee of the Trust, (b) Director and Chief Executive Officer of Tarragon Realty Advisors, Inc., a company responsible for the day-to-day management of the Trust and (c) officer and director of Tarragon Management, Inc., a wholly-owned subsidiary of Tarragon Realty Advisors, a company responsible for management of the Trust's properties.

          2(c)(ii) Principal Business and Address of Mr. Friedman: Officer and Trustee of The Trust, 280 Park Avenue, East Building, 20th Floor, New York, New York 10017.

            2(d) Mr. Friedman has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            2(e) Mr. Friedman was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            2(f)    Mr. Friedman is a citizen of the USA.

Item 3. Source and Amount of Funds or Other Consideration.

            I.      National Income Realty Trust
                    During the period from April 17, 1997 through May 1 1997, the Trust acquired an aggregate of 398,000 shares of Common Stock in open market purchases using its working capital as follows:

Date of Purchase    Number of Shares    Purchase Price Per Share
----------------    ----------------    ------------------------

    4/17/97              9,000                $2.6458

    4/18/97              6,000                $2.6875

    4/25/97              3,000                $2.6875

    5/1/97              380,000               $3.125

                                                              Page 7 of 11 Pages


      II.   William S. Friedman

            On May 1, 1997, Mr. Friedman acquired an aggregate of 202,000 shares of Common Stock at a purchase price of $3.125 per share in open market purchases using his personal funds.

Item 4.     Purpose of Transactions.

      I.    National Income Realty Trust

      II.   William S. Friedman

            The Trust and Mr. Friedman purchased the shares of Common Stock for investment purposes and for the purpose of exploring the possibility of an extraordinary corporate transaction involving Excal whether with the Trust, affiliates of the Trust or others, which transaction, although there is no current plan or proposal to do so, may relate to or result in:

      (a) the acquisition or disposition by the Trust or Mr. Friedman or one of their affiliates of additional securities of Excal;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Excal or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of Excal or any of its subsidiaries;

      (d) a change in the present board of directors or management of Excal, including a plans or proposals to change the number or terms of directors;

      (e) a material change in the present capitalization or dividend policy of Excal;

      (f) a material change in Excal's present business or corporate structure;

      (g)   changes in Excal's present charter, bylaws or similar instruments;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or inter-dealer quotation system;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

      (j)   any action similar to those enumerated above.

                                                              Page 8 of 11 Pages


Item 5.     Interest in Securities of the Issuer.

      I.    National Income Realty Trust

      (a) Aggregate Number: 600,000 shares of Common Stock. Percentage: 14.9% of the 4,025,594 shares of Common Stock outstanding as of January 31, 1997 reported in Excal's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1996.

      (b) The Trust has the sole power to vote and the sole power to dispose of no shares of the Common Stock. There is an understanding between Mr. Friedman and the Trust pursuant to which the Trust shares the power to vote and shares the power to dispose of 202,000 shares of the Common Stock owned by Mr. Friedman.

      (c)   Not Applicable.

      (d)   Not Applicable.

      (e)   Not Applicable.

      II.   William S. Friedman

      (a) Aggregate Number: 600,000 shares of Common Stock. Percentage: 14.9% of the 4,025,594 shares of Common Stock outstanding as of January 31, 1997 reported in Excal's Quarterly Report on Form 10-QSB for the quarter ended December 31, 1996.

      (b) Mr. Friedman has the sole power to vote and the sole power to dispose of no shares of the Common Stock. Mr. Friedman shares the power to vote and shares the power to dispose of 600,000 shares of the Common Stock.

      (c)   Not Applicable

      (d)   Not Applicable

      (e)   Not Applicable

                                                              Page 9 of 11 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Although there is no formal agreement between the Trust and Mr. Friedman with respect to the securities of Excal, there is an understanding between Mr. Friedman and the Trust that Mr. Friedman will vote his shares of Common Stock in the same manner that the Trust votes its shares of Common Stock and will obtain direction from the Trust's Board of Trustees concerning the disposition of the shares of Common Stock which he holds. Mr. Friedman is authorized by the Trust's Board of Trustees to vote the Trust's shares of Common Stock as to routine matters; however, he needs to obtain the direction of the Board of Trustees as to how to vote the Trust's shares of Excal as to all extraordinary matters to be voted on concerning Excal.


Item 7.     Material to be Filed as Exhibits.

            None.

                                                             Page 10 of 11 Pages


                                   SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NATIONAL INCOME REALTY TRUST


DATED:  May 12, 1997                       /s/ William S. Friedman
                                          ------------------------
                                          By: William S. Friedman,
                                          Trustee


DATED:  May 12, 1997                       /s/ William S. Friedman
                                          ------------------------
                                          William S. Friedman

                                                             Page 11 of 11 Pages


                                                                     EXHIBIT A


                            CONSENT TO JOINT FILING


      National Income Realty Trust and William S. Friedman hereby consent to the joint filing of this Schedule 13D with respect to the common stock of Excal Enterprises, Inc. and agree that this Schedule 13D is filed on behalf of each of them.

                                          NATIONAL INCOME REALTY TRUST


DATED:  May 12, 1997                       /s/ William S. Friedman
                                          -----------------------------
                                          By: William S. Friedman,
                                               Trustee

                                           /s/ William S. Friedman
                                          -----------------------------
DATED:  May 12, 1997                      William S. Friedman